REPURCHASE OFFER
NOTIFICATION

If you have any questions concerning your account, please contact Investor Services at:
(847) 239-7100 or (800) 217-2978

November 21, 2008

Re:  Quarterly Repurchase Offer

The following information is provided for persons who desire to redeem Shares in the Zazove Convertible Securities Fund, Inc. as of December 31, 2008.

This Notification is provided in accordance with the requirements of Rule 23c-3 issued under the Investment Company Act of 1940.
Capitalized terms used in this Notification but not defined have the same meaning as provided in the Articles of Incorporation of Zazove Convertible Securities Fund, Inc.

The Zazove Convertible Securities Fund, Inc. (the "Fund") is offering to repurchase on December 31, 2008 up to 25% of its Shares outstanding as of the close of business on December 31, 2008 at the Current Net Asset Value per Share as of the close of business on December 31, 2008. No redemption or other fees will be imposed on the repurchase of Shares pursuant to this offer; provided, however, that the Fund may impose a 2% redemption fee on the repurchase of any Shares acquired by a Shareholder within the one year period ending on December 31, 2008. For this purpose, Shares are deemed repurchased by treating the Shares first acquired by a Shareholder as being repurchased prior to Shares acquired by the Shareholder thereafter.

A Shareholder that desires to have Shares redeemed must complete the enclosed Repurchase Request Form and deliver it to the Fund at 1033 Skokie Blvd, Suite 310, Northbrook, Illinois 60062. In order to be effective, the Repurchase Request Form must be received by the Fund on or before December 17, 2008. A Shareholder may withdraw or modify any request to repurchase Shares at any time prior to the end of business on December 17, 2008, but not thereafter.

Please note that there is a risk that the Current Net Asset Value per Share will fluctuate between the repurchase request deadline of December 17, 2008 and the repurchase pricing date of December 31, 2008.

If the aggregate number of Shares requested by the Shareholders to be repurchased is in excess of 25% of the Shares outstanding at the close of business on December 31, 2008, the Fund may elect to repurchase an additional 2% of its Shares outstanding on such date. If the aggregate number of Shares requested by the Shareholders for repurchase exceeds the number of Shares in this repurchase offer (including, if the Fund so elects, the additional 2%), then the Fund will repurchase Shares on a pro-rata basis; provided, however, that the Fund may, prior to prorating tendered Shares, accept all Shares tendered by Shareholders who hold fewer than 100 Shares and who tender all of their Shares.

The Fund may suspend or postpone the repurchase offer described in this notification only if a majority of the Directors, including a majority of the Independent Directors, vote to suspend or delay the repurchase offer and (i) The New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or trading in such market is restricted, (ii) an emergency exists as a result of which either disposal by the Fund of its securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Current Net Asset Value per Share or (iii) as permitted by the Securities and Exchange Commission by order to protect the Shareholders.

The Current Net Asset Value per Share as of the close of business on November 14, 2008 was $10.82. Shareholders may ascertain the Current Net Asset Value per Share as of the close of business on the last business day of each week prior to December 17, 2008 and each of the five business days prior to such date by calling the Fund at (847) 239-7100.